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EXHIBIT 1

               THE CRONOS GROUP NAMES NEW CHIEF OPERATING OFFICER

San Francisco, Ca.--(Business Wire)--September 29, 2000--The Cronos Group (NASDAQ: CRNS) today announced that Peter J. Younger has been named Chief Operating Officer of the Company.

As Chief Operating Officer, Mr. Younger will have overall responsibility for The Cronos Group's worldwide lease marketing and container operations, as well as information technology. Mr. Younger will continue to function as the Company's Chief Financial Officer, a position he has held since 1997.

Cronos also announced the promotion of Michael Juergens to Vice
President-Leasing for Germany, Scandinavia and the Eastern Europe. In addition, Mr. Juergens' responsibilities have been expanded to include oversight of the Company's tank division.

Cronos is one of the world's leading lessors of intermodal containers, owning and managing a fleet of over 390,000 TEU (twenty-foot equivalent units). The diversified Cronos fleet of dry cargo, refrigerated and other specialized containers is leased to a customer base of approximately 400 ocean carriers and transport operators around the world. Cronos provides container-leasing services through an integrated network of offices through state-of-the-art information technology.

This release discusses certain forward-looking matters that involve risks and uncertainties that could cause actual results to vary materially from estimates. Risks and uncertainties include, among other things, changes in international operations, exchange rate risks, changes in market conditions for the Company's container lease operations and the Company's ability to provide innovative and cost-effective solutions. For further discussion of the risk factors attendant to an investment in the Company's Common shares, see the Introductory Note in the Company's Annual Report on Form 10-K that was filed with the SEC on March 30, 2000.

This press release and other information concerning Cronos can be viewed on Cronos' website at www.cronos.com.

Contact:
Elinor A. Wexler
Vice President-Corporate Communications
(415) 677-8990
ir@cronos.com